UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 November 2008
Number 40/08

IMPAIRMENT OF RAVENSTHORPE AND YABULU NICKEL OPERATIONS

BHP Billiton's operations are subject to regular reviews to ensure appropriateness of asset carrying values. These reviews are based on the prevailing and expected long term or future economic conditions. Following a review of Ravensthorpe and Yabulu nickel operations (both Australia), a pre-tax impairment charge of approximately US$2.1 billion (US$1.5 billion post-tax) will be reflected in the group's results for the half year ending 31 December 2008. Due to the size and nature of the impairment this will be disclosed as an Exceptional Item in BHP Billiton's interim results.

The impairment of the Ravensthorpe and Yabulu operations is mainly due to the significant deterioration in the nickel market, which has seen a dramatic fall in demand, coupled with changes in the rate of production ramp up for Ravensthorpe and the projected sustaining capital expenditure.

BHP Billiton will continue to review the operating performance and future value of both operations in accordance with normal practice.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 Email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com
Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com
Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 25 November 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary